SECURITIES AND EXCHANGE COMMISSION

05039763

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-53573

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 Madison Avenue, Suite 906
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore — 212-532-3651 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group LLC, as of December 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

CEO
Title

____
Notary Public

Randy L. Hill
Notary Public, State of New York
No. 01HI6044053
Qualified in Nassau County
Commission Expires June 26, 20 06

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP, LLC

(FORMERLY MARWOOD GROUP ASSET MANAGEMENT, LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2004

****

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
Marwood Group, LLC
(formerly Marwood Group Asset Management, LLC)

We have audited the accompanying statement of financial condition of Marwood Group, LLC (formerly Marwood Group Asset Management, LLC) as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Marwood Group, LLC (formerly Marwood Asset Management, LLC) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 21, 2005

MARWOOD GROUP, LLC

(FORMERLY MARWOOD GROUP ASSET MANAGEMENT, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 345,696
Consulting receivable	754,258
Due from affiliate	4,180
Prepaid expenses	92,459
Property and equipment, at cost, less accumulated depreciation of $757	6,813
Total Assets	$1,203,406

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 200,250
Deferred income	22,500
Total Liabilities	222,750
Member's Equity	980,656
Total Liabilities and Member's Equity	$1,203,406

See accompanying auditors' report and notes to financial statements.

MARWOOD GROUP, LLC

(FORMERLY MARWOOD GROUP ASSET MANAGEMENT, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marwood Group Asset Management, LLC, (the "Company"), is a wholly-owned subsidiary of Marwood Group LLC (the "Parent"). The Company became a broker-dealer on April 2, 2002 and as a member of the National Association of Securities Dealers, Inc. is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Currently, the Company's revenue is primarily from consulting and finders fees.

Revenue Recognition

Revenues are recorded as services are rendered.

Income Taxes

The Company as a limited liability company, is not obligated to pay income taxes. All income and expenses pass through to the Company's sole member. Accordingly, there is no provision for Federal or state income taxes.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Receivables

Receivables are from consulting income. There is no allowance for doubtful accounts, as receivables have been deemed fully collectible.

MARWOOD GROUP, LLC

(FORMERLY MARWOOD GROUP ASSET MANAGEMENT, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, cash exceeds the insured limits by approximately $327,000.

During the year ended December 31, 2004, two customers accounted for 28% of the Company's revenues and one customer accounted for 35% of the Company's accounts receivable.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's sole member paid bills on behalf of the Company in the amount of $731,487. These funds have been classified as capital contributions. The Company's sole member intends to continue to provide capital to meet current operations and compliance with its net capital requirements.

NOTE 4 - 401K PLAN

Effective October 1, 2003, the Company and the parent established a 401K plan. Employees are fully vested on 401K salary deferrals. The Company does not match employee contributions.

MARWOOD GROUP, LLC

(MARWOOD GROUP ASSET MANAGEMENT, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rules 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rules, the Company is required to maintain minimum net capital of the larger of the $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $122,946 which exceeded the required minimum net capital by $22,946. Aggregate indebtedness at December 31, 2004 totaled $222,750, and the ratio of aggregate indebtedness to net capital was 1.81 to 1.